SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                            MECHANICAL DYNAMICS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    583521109
                                 (CUSIP Number)


   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))
                                Page 1 of 5 Pages

        CUSIP No. 583521109

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Van Wagoner Capital Management, Inc. - 94-3235240

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [  ]
                                                                   (b)  [  ]

     3   SEC USE ONLY

     4   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                     5  SOLE VOTING POWER
      NUMBER OF
                        -0-
        SHARES
                     6  SHARED VOTING POWER
     BENEFICIALLY
                        -0-
       OWNED BY
                     7  SOLE DISPOSITIVE POWER
         EACH
                        363,100
      REPORTING

        PERSON       8  SHARED DISPOSITIVE POWER

         WITH           -0-

    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         363,100

    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                          [_]

         Not Applicable

    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.32%*

    12   TYPE OF REPORTING PERSON

         IA


   * Based upon an aggregate of 5,743,222 shares outstanding at November 8, 1996.

    CUSIP No. 583521109

   Item 1(a).     Name of Issuer:

   Mechanical Dynamics, Inc.


   Item 1(b).     Address of Issuer's Principal Executive Offices:

   2301 Commonwealth Blvd.
   Ann Arbor, Michigan  48105


   Item 2(a).     Name of Person Filing:

   The filer of this Schedule 13G is Van Wagoner Capital Management, Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.


   Item 2(b).     Address of Principal Business Office or, if none,
                  Residence:

   One Bush Street, Suite 1150
   San Francisco, California  94104


   Item 2(c).     Citizenship:

   Van Wagoner Capital Management, Inc. is a Delaware corporation.

   Item 2(d).     Title of Class or Securities:

   Common Stock

   Item 2(e).     CUSIP Number:

   583521109


   Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

        [  ] Broker or Dealer registered under Section 15 of the Act
        [  ] Bank as defined in Section 3(a)(6) of the Act
        [  ] Insurance Company as defined in Section 3(a)(19) of the Act
        [  ] Investment Company registered under Section 8 of the Investment
             Company Act
        [X] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
        [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund
        [  ] Parent Holding Company
        [  ] Group
        [  ] N/A

   Item 4.   Ownership.

             (a)  Amount Beneficially Owned:  363,100

             (b)  Percent of Class:  6.32%
             (c)  Number of shares as to which such group has:
                  (i)  sole power to vote or to direct the vote:  -0-
                  (ii) shared power to vote or to direct the vote: -0-
                  (iii)  sole power to dispose or to direct the
                           disposition of:  363,100
                  (iv) shared power to dispose or to direct the disposition
                       of:  -0-


   Item 5.   Ownership of Five Percent or Less of a Class.

             N/A

   Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

             All securities reported on this Schedule are owned by investment advisory clients of Van Wagoner Capital Management, Inc. To its knowledge, no such client owns in excess of 5.0% of the shares of Common Stock.

   Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

             N/A

   Item 8.   Identification and Classification of Members of the Group.

             N/A

   Item 9.   Notice of Dissolution of Group.

             N/A

   Item 10.  Certification.

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   February 12, 1997


   VAN WAGONER CAPITAL MANAGEMENT, INC.


   By:  /S/ GARRETT R. VAN WAGONER
        Garrett R. Van Wagoner, President